Exhibit 99.2

Sprott Physical Gold Trust and Sprott Physical Silver Trust

Each Announce Amendment to Trust Agreement

Toronto, Ontario, Canada — December 23, 2014 — Sprott Physical Gold Trust (the “Gold Trust”) (NYSE: PHYS / TSX: PHY.U) a trust created to invest and hold substantially all of its assets in physical gold bullion and Sprott Physical Silver Trust (the “Silver Trust”) (NYSE: PSLV / TSX: PHS.U), a trust created to invest and hold substantially all of its assets in physical silver bullion, and each managed by Sprott Asset Management LP, (the “Manager”) each announced today an amendment effective February 27, 2015 to its trust agreement, as amended and restated as of February 1, 2010 and October 1, 2010, respectively (each, a “Trust Agreement”).

One of the features of each of the Gold Trust and the Silver Trust is the ability of its Unitholders to redeem their Units for physical gold or physical silver, as the case may be, subject to certain conditions. Certain institutional investors known as Undertakings for Collective Investments in Transferable Securities (UCITS) are prohibited under their governing rules and regulations from directly holding commodities like physical gold or physical silver and have identified the Gold Trust and Silver Trust as potential investment vehicles that can provide them with an equivalent exposure to gold and/or silver, as the case may be. In order to permit investments from UCITS, each Trust Agreement will require a restriction on UCITS investors from redeeming Units for physical bullion.

The Manager believes that amending each Trust Agreement in this manner is desirable because it provides each of the Gold Trust and the Silver Trust with additional access to capital that would otherwise not be available. The Manager expects that any additional investments in a Trust will increase the amount of Units outstanding and increase liquidity of Units. Existing Unitholders will not be affected by the amendment nor any future Unitholders who are not UCITS.

The amendment to each Trust Agreement will be reflected in a further amended and restated trust agreement, each of which will be available under the respective profiles on EDGAR and SEDAR or by request from the Manager.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Sprott Asset Management

Sprott Asset Management LP is the investment manager to the Sprott Physical Bullion Trusts. Important information about each of the Gold Trust and Silver Trust, including the investment objectives and strategies, applicable management fees, and expenses, are contained in the current prospectus for the applicable Trust. The prospectus for each of the Gold Trust and Silver Trust can be found on the applicable Trust’s website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Please read the document carefully before investing. Commissions, management fees, or other charges and expenses all may be associated with investing in the Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. Investing in the Trusts is subject to certain risks. See the applicable prospectus for a description of these risks.

Contact:

Sprott Asset Management LP
(416) 955-5885 or Toll Free: 1 (877) 874-0899

Email: bullion@sprott.com